EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Merger with DBS Satellite Services (1998) Ltd.

Further to the Company's immediate report issued on December 26, 2016 concerning the decision of the Company's board of directors to approve the merger, and the Company's immediate report issued on December 28, 2016 concerning submitting of the merger proposal to the Registrar of Companies and attachment of the merger proposal, the Company respectfully submits hereby, in this Immediate Report, pursuant to the provisions of Chapter C1 of the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Periodic and Immediate Reports Regulations”), with respect to the merger agreement that is essential for the Company, as follows:

1.	Names of the parties to the merger:

The parties to the merger are the Company (hereinafter also “the Receiving Company” or “Bezeq”) and its wholly (100%) owned subsidiary, DBS Satellite Services (1998) Ltd. (“DBS” or “Target Company”).

2.	Merger Agreement

2.1	General
2.1.1	The merger will be executed in accordance with the provisions of the merger agreement signed on December 25, 2016 (the “Merger Agreement”) under which and subject to compliance with the contingent conditions set out therein, DBS will merge with and into the Company (the “Merger”) in accordance with the provisions of Chapter 1 of Part H of the Companies Law, 1999 (the “Companies Law”) and in accordance with the provisions of Chapter 2 of Part E2 of the Income Tax Ordinance [New Version], 1961 (the “Income Tax Ordinance”).
2.1.2	The Parties engaged in the Merger Agreement following the announcement by the Ministry of Communications that it is promoting cancellation of the Bezeq Group corporate separation so that it will not prohibit a merger between the Company and its subsidiaries, by amending the Company's license with a hearing (see the immediate reports issued by the Company concerning the Ministry of Communication's announcement dated December 23, 2016 and December 25, 2016.
2.2	Highlights of the Merger Agreement provisions
2.2.1	The effective date of the Merger is set for December 31, 2016.
2.2.2	Subject to obtaining all the required approvals and compliance with the terms and conditions set out in section 2.3 below, DBS will merge with and into the Company, which will become the merged company, in accordance with section 323 of the Companies Law, sections 103B and 103C of the Income Tax Ordinance and the tax decision mentioned in section 3 below, which was granted to the Company by the Tax Authority on September 15, 2016. Upon completion of the merger the Company will own all the assets, rights, agreements, licenses and powers, and will be liable for any debt and/or undertaking of DBS and DBS will cease to exist as a separate legal entity and will be dissolved without liquidation.

2.2.3	On the date of completion of the merger and subject to the applicable law, DBS employees will become employees of the merged company and will continue their employment in the merged company, under the exact same terms as their employment by DBS prior to the merger.
2.2.4	After the merger, the Company's incorporation papers will remain unchanged.
2.3	Contingent conditions and requisite approvals for completing the merger

Completion of the merger is subject to compliance with the terms and conditions set out below:

2.3.1	Obtaining the approval of the Registrar of Companies for the merger (merger certificate)
2.3.2	Obtaining regulatory approvals as listed below:
2.3.2.1	Approval of the Ministry of Communications for amending the Company's license so that it will not prohibit a merger between the Company and DBS
2.3.2.2	Approval of the Minister of Communications in consultation with the Council for Cable and Satellite Broadcasts, which was appointed in accordance with section 6B of the Communications (Telecommunications and Broadcasting) Law, 1982 (the “Council”), for transferring DBS's broadcasting license to the Company.
2.3.2.3	Approval of the Minister of Communications in consultation with the Council for the change in means of control of DBS.
2.3.2.4	Approval of the Minister of Communications for transferring DBS license assets to the Company.
2.3.2.5	Approval of the Minister of Communications for transferring the terminal equipment located in the premises of the subscribers to the Company.
2.3.2.6	Approval of the Minister of Communications (or whoever authorized him) for transferring BDS's uplink licenses and trading license to the Company.
2.3.2.7	Approval of the head of Civil Administration for transferring the Judea and Samaria license to the Company.
2.3.3	Obtaining all required third party approvals. The Company's board of directors may, if it becomes apparent that such foregoing approval is not essential for completing the merger, at its sole discretion, waive obtaining any approval of any third party.

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2.3.4	Regulating any incompatibility that may exist due to the completion of the merger between the deed of trust for DBS debentures (Series A), deed of trust for DBS debentures (Series B) and fixed liens recorded on any asset of DBS, and the Company's financing documents under which a commitment was made to refrain from creating charges on the Company's assets; lifting the financial restrictions and covenants set out in the financing documents of YES so that they will not apply to the Merged Company and all to the full satisfaction of the Company and as will be approved by the Company's board of directors.
2.4	Undertakings of the Parties until and on the merger completion date
2.4.1	The merging companies undertook to carry out all the actions and to obtain all the approvals required by law for the purpose of obtaining the approval of the Registrar of Companies for the merger and to submit all reports and announcements required under the Companies Law and the Companies (Merger) Regulations, 2000.
2.4.2	Once the merger of the Parties is complete, notice or confirmation (as required) will be given to the insurers of the Company and of DBS and to all third parties (if required) concerning the merger. In addition, the Company will act to amend the terms of its existing insurance policies, if required for carrying out the merger and its insurance cover commitment.
2.4.3	DBS will provide the Company will letters of resignation of all DBS directors, whose terms in office will terminate once the merger is complete.
2.4.4	The Parties will sign notifications to the banks with which DBS has accounts and will change the names in which the accounts are held.
2.4.5	DBS will provide the Company with a list of contracts and engagements with its customers and suppliers as well as details of its creditors, as at the date of the merger.

In any event where additional actions may be required in order to execute the provisions of the Merger Agreement, each Party to the Merger Agreement will carry out everything reasonably required to do so, including by signing any documents so required.

2.5	Miscellaneous
2.5.1	Until the merger completion date the Merger Agreement may be cancelled: (a) with mutual consent of the Parties; (b) by either Party if the courts or any other government body issues an order or decision that restricts or permanently prevents or prohibits in any other way the completion of the merger or the execution of the Merger Agreement, provided that such order will be final and irrevocable, or if any other matter arises that could significantly adversely harm the feasibility of the Merger.
2.5.2	The Merger Agreement may be modified or amended at any time until completion of the merger, by a written notification jointly signed by the Company and DBS. Either of the Parties may waive any term, undertaking, presentation or condition of the Merger Agreement (other than those required by law) by issuing a written notification signed by the party waiving such compliance.
2.5.3	The Tel Aviv-Yafo Court is the only local jurisdiction with respect to any matter or dispute that may arise between the Parties on grounds of the content or breach of the Merger Agreement.

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3.	Tax effects on the Receiving Company due to the merger

On September 15, 2016 the Tax Authority adopted a taxation decision as part of a tax assessment agreement signed between the Company and the Tax Authority, which includes the Tax Authority's prior approval of the merger of DBS with and into the Company for tax purposes, pursuant to the provisions of section 103B of the Income Tax Ordinance. This approval also refers to the losses of DBS with regard to section 103H of the Income Tax Ordinance and provides that following the merger, DBS losses as at the date of the Merger may be offset against the profits of the Receiving Company, provided that in each fiscal year such offset amount will not exceed 12.5% (spread over 8 years) of the total losses of the transferring company (DBS) and of the Receiving Company, or 50% of the taxable income of the Receiving Company in the same fiscal year prior to offsetting of the losses of preceding years, and all according to the lower of these amounts. For further information concerning the tax decision and the highlights of the approval, see the immediate report issued by the Company on September 18, 2016.

4.	Holdings of interest parties in the Company

The result of the Merger will not change the holdings of the interested parties in the Company. For further information regarding the status of the holdings of the interested parties in the Company, see the immediate report issued by the Company on October 13, 2016,

5.	The board of directors' position on the issue of the solvency of the Merged Company following the Merger

At the board meeting on December 25, 2016, the board of directors of the Company unanimously confirmed that, based on the financial position of the merging companies, it believes that there is no reasonable concern that the Receiving Company will not be able to comply with its obligations to its creditors.

6.	Approvals required for the Merger or conditions prescribed for its execution

For details of the required approvals and contingent terms and conditions, see section 2.3 above. As at the date of this report, the Company is unable to estimate when they will be fulfilled.

7.	New restrictions applicable or expected to apply to the Company

As at the date of this report, the Company has no knowledge or estimate of the probability that, due to the Merger, new substantial restrictions will apply (other than those set out in the Company's report with respect to cancellation of the duty of structural separation issued on December 23, 2016), including with regard to any demands for repayment of loans by creditors, new restrictions regarding the creation of charges or changes in the Company's credit ratings. If any substantial restrictions will be imposed on the Company with respect to compliance with any of the contingent terms and conditions set out in section 2.3, the Company will give notice of such by issuing a revised immediate report.

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8.	Names of any director or controlling shareholder who has a personal interest in the Merger

The Merger is a transaction between the Company and its wholly owned subsidiary. Under the provisions of the agreement for the purchase of DBS shares from Eurocom DBS Ltd. (hereafter respectively: the “Purchase Agreement” and “Eurocom”), which was approved, pursuant to section 275 of the Companies Law, by the general meeting of the Company on March 23, 2015 in accordance with the Company's immediate report of the transaction dated February 15, 2015 (which was revised on March 12, 2015, hereunder: the “Transaction Report”). The mechanism for calculating the second additional consideration that Eurocom is eligible to under the Purchase Agreement, as set out in the Transaction Report, provides an alternative calculation of the second additional consideration in the event that a merger between the Company and DBS will take place before the end of 2017 (see section 4.6.4.3 of the Transaction Report). If this will take place, the payment based on this alternative could be substantially higher than if the merger takes place after that date. As this relates to the exercise of a pre-approved contractual clause, as aforesaid, and that its exercise was expected (as reflected and reported in the

Transaction Report), the Company does not deem the actual Merger or its timing as a transaction in which the Company's controlling shareholder or any of its other officers have a personal interest. It is hereby clarified that a revised calculation of the consideration based on the foregoing alternative (if it will be relevant) and payment thereof will only be done after the Company's license has been amended and the existing restriction regarding a merger of the companies has been lifted, and if the merger will be executed before the end of 2017, and all in accordance with the provisions of the Purchase Agreement that was approved as aforesaid and the final outcome of DBS's free cash flows. Accordingly, if necessary, the provision recorded in the Company's books, which may require a nominal addition of up to NIS 140 million, will be amended and if such additional provision is required, it will be recorded as an expense in the Company's books.

9.	The Receiving Company's plans, if any, regarding negotiable securities or securities exercisable for shares of the Target Company

As at the date of this report, the Target Company has no negotiable securities or securities convertible for shares.

10.	Consideration

The merger is between the Company and its 100% wholly owned subsidiary and as such the Merger will be executed without payment of any consideration whatsoever by the Company.

11.	Target Company financial statements

DBS financial statements as at December 31, 2015 and September 30, 2016, including the auditors' report, as required under Regulations 37F(a)(11) and 37M of the Periodic and Immediate Report Regulations, are attached to this report as Appendix A.

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On December 27, 2016 it was decided to approve conversion to equity, against a premium, the shareholders' loans recorded in the name of the Company in DBS books, the balance of which, including principal and accrued interest as at December 27, 2016 amounted to NIS 389 million, and to approve an additional investment in DBS capital against a premium in the amount of NIS 130 million.

Consequently, notice to DBS creditors in accordance with section 318 of the Companies Law will be given based on DBS equity following this investment. i.e. based on equity of NIS 197 million.

In view of the fact that since the date of completion of the Purchase Transaction of Eurocom DBS holdings (50.2%) on June 24, 2016 DBS is wholly owned (100%) by the Company, the Company's consolidated financial statements from that date onwards are exactly the same as proforma statements would be if drafted in accordance with the requirements of the Periodic and Immediate Report Regulations. Therefore, instead of attaching proforma statements to this report, in accordance with the Periodic and Immediate Report Regulations, see the Company's consolidated financial statements as at December 31, 2015 and September 30, 2015.

12.	Description of the Target Company

For a description of the Target Company, see section 5 of the chapter on description of the corporation's businesses in the Company's periodic report for 2015, dated March 17, 2016 and the update to the section in the Company's quarterly report as at September 30, 2016 dated November 23, 2016.

13.	Board of directors' explanations of the financial statements

For the board of directors' explanations of the financial statements of the Target Company see DBS Directors' Report as at December 31, 2015 and September 30, 2016, attached to this report as Appendix B.

14.	Approval in accordance with section 320 (C) or (D) of the Companies Law.

The Merger does not require approval in accordance with section 320 (C) or (D) of the Companies Law.

15.	Board of directors' main reasons for approving the Merger

The primary purpose of the Merger, in business and economic terms, is streamlining of the activities and operations of the Company and of DBS and consolidating them under a single legal entity. The Company's board of directors assumes that, in business and economic terms, it is preferable to carry out the operations of the Company and of DBS under a single company, i.e. the Company as the Receiving Company, leading to savings in operating costs over time.

The Company's board of directors decided that, under all the relevant circumstances, the Merger Transaction is financially feasible and will benefit the Company as well as all its shareholders.

16.	General Meeting

Pursuant to section 320(A1) of the Companies Law, the Merger does not require the approval of the general meeting of the Company's shareholders.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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